Exhibit 99.3

WEBUY GLOBAL LTD. Nearly Doubles First-Half 2026 Revenue to US$14.3 Million as Gross Profit Increases 132%

Strategic Shift from Grocery to Travel Supports Higher Revenue and Gross Margin; Total Net Loss Narrows 57%

Singapore, September 28, 2026 (GLOBE NEWSWIRE) -- WEBUY GLOBAL LTD. (Nasdaq: WBUY) (“Webuy” or the “Company”), a technology-enabled travel services company, today announced its unaudited financial results for the six months ended June 30, 2026.

Revenue from continuing operations increased 94.4% year-over-year to US$14.31 million, while gross profit increased 131.7% to US$1.83 million. Gross profit margin increased from 10.71% to 12.77%, and total net loss decreased 56.8% to US$3.32 million.

Following the Company’s exit from its grocery operations, packaged tours accounted for all revenue from continuing operations for the six months ended June 30, 2026.

First-Half 2026 Financial Highlights

US$ million, except margins	H1 2026	H1 2025	YoY Change
Revenue from Continuing Operations	14.31	7.36	+94.4%
Gross Profit	1.83	0.79	+131.7%
Gross Margin	12.77%	10.71%	+206 bps
Total Net Loss	(3.32)	(7.69)	Narrowed 56.8%

Unaudited results. Comparative figures reflect the reclassification of the Singapore grocery business as discontinued operations.

Packaged-tour revenue increased 106.8% in Singapore and 106.9% in Indonesia. Singapore growth reflected new contributions from Altitude and the Company’s MICE division, while Indonesia growth was supported by continued market penetration and demand for outbound travel products.

Management Commentary

Vincent Xue Bin, Chief Executive Officer and Co-Founder of Webuy, commented:

“When we made the strategic decision to exit grocery e-commerce and focus on travel, our objective was to build a business with stronger growth potential, improved margins and greater scalability.”

“Our first-half results provide clear financial evidence that our strategic transformation is gaining traction. Revenue nearly doubled, gross profit grew even faster, gross margin expanded and net loss narrowed substantially. These improvements reinforce our confidence in the direction of our travel-focused strategy.”

“We are now advancing our next phase of development, with a focus on China inbound tourism, higher-value private and customized journeys and AI-enabled operations. As we continue developing and integrating AI-enabled tools across sales, itinerary planning, quotation, supplier coordination and customer service, we aim to improve operating efficiency and build a more scalable travel operating model.”

“Our objective is to continue developing a scalable, technology-enabled travel operating platform capable of serving international markets and delivering personalized travel experiences.”

China Inbound Travel Strategy

Webuy is positioning China inbound travel as a key component of its next phase of development through WeTrip, its international China travel platform.

The Company sees opportunities to serve overseas visitors seeking professionally coordinated China travel experiences, including private and customized journeys.

Through WeTrip, the Company intends to develop offerings designed to address aspects of China travel including itinerary planning, language assistance, transportation coordination and on-trip support. The Company also plans to continue integrating AI-enabled capabilities into sales, itinerary planning, quotation and customer service processes with the objective of standardizing traditionally labor-intensive workflows, improving operating efficiency and supporting the scalability of customized travel services.

Second-Half 2026 Business Update

Following the end of the reporting period, the Company reported additional booking activity at the August 2026 NATAS Travel Fair in Singapore. As previously announced, the Company recorded approximately US$4.76 million in preliminary unaudited travel bookings at the event, approximately 42% higher than at the March 2026 event.

Travel bookings represent the gross value of travel products reserved and do not constitute recognized revenue. Such bookings may be subject to cancellation, modification or other adjustments and should not be viewed as an indication of revenue that will ultimately be recognized.

The Company continues to focus on operating efficiency, capital allocation and strategic investment in the development of its travel business.

About WEBUY GLOBAL LTD

WEBUY GLOBAL LTD. (Nasdaq: WBUY) is a technology-enabled travel services company operating across Southeast Asia. The Company provides curated leisure travel experiences, cross-border tour services, premium travel offerings, customized travel solutions, and region-wide travel-related services for customers in Indonesia, Singapore, and international markets. Webuy is focused on developing an integrated travel platform incorporating AI, service excellence, and strong regional supplier relationships and operating capabilities.

For more information, visit www.webuy.global.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including statements regarding expected growth of the Company’s travel and premium travel segments, the scalability of its technology-enabled travel model, future investment in AI capabilities and travel supply partnerships, and the Company’s ability to translate booking momentum into sustainable growth and long-term shareholder value. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximately,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure investors that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the U.S. Securities and Exchange Commission (the “Commission”) before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor & Media Contact

WEBUY GLOBAL LTD
Email: ir@webuy.global